Exhibit 12.1

FuelCell Energy, Inc.

Statement of Computation of Ratio of Earnings

to Combined Fixed Charges and Preferred Dividends

Amounts presented in thousands

	6 months ended April 30,	Fiscal Years Ended October 31,
	2013	2012	2011	2010	2009	2008
Earnings (loss):
Pre-tax (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(19,025)	$(31,010)	$(45,080)	$(52,424)	$(65,440)	$(89,675)
Add:
Fixed Charges	2,773	5,591	5,883	3,451	3,613	3,464
Amortization of previously capitalized interest					—	—
Less:
Preferred dividends	1,600	3,201	3,200	3,201	3,208	3,208
Interest capitalized in the period
Earnings (loss) as adjusted	$(17,852)	$(28,620)	$(42,397)	$(52,174)	$(65,035)	$(89,419)

Fixed charges:
Interest expense incurred	1,140	2,304	2,578	127	$265	$100
Estimate of interest within rental expense	33	86	105	123	140	156
Less: interest capitalized in the period					—	—
Preferred dividends	1,600	3,201	3,200	3,201	3,208	3,208

Total fixed charges	$2,773	$5,591	$5,883	$3,451	$3,613	$3,464

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Coverage deficiency	$(20,625)	$(34,211)	$(48,280)	$(55,625)	$(68,648)	$(92,883)